RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) for the period ended September 30, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006. Additional information relating to RS, including the Company's Annual Information Form and continuous disclosure documents, is available on SEDAR at www.sedar.com and on EDGAR www.sec.gov. The information in this document is provided as of November 13, 2007 and is stated in thousands of CDN dollars unless otherwise indicated.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard products, and to manufacture and sell a line of rollers based on its RStandard composite tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's 2006 Annual Information Form and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

MD&A Page 1 of 10

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Mission and Vision

RS develops innovative products using advanced materials.  These products replace products which historically have been made using the traditional building blocks of wood, concrete and steel. The foundation of the Company is continuous innovation, product development and its proprietary Version™ polyurethane resin system. RS’s vision is to be the world's leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener™ products.

Overview and Outlook

RS’s operating results for the third quarter of 2007 reflect the Company’s focus this year on restructuring its activities. Losses and use of cash in operations have been cut by almost two-thirds in the third quarter 2007 versus the same period in 2006.

The outsourcing of RStandard utility pole manufacturing to Global Composite Manufacturing, Inc. (“Global”) and the related move and upgrading of the manufacturing operations has been the largest contributor to cost reductions over 2006, with manufacturing and product development costs dropping by $5,300 quarter over quarter and $12,100 year-to-date 2007 versus the same period in 2006. In addition, the Company’s personnel and other cost reductions have resulted in savings of $800 quarter over quarter and $2,400 year-to-date.

To implement this outsourcing, it was necessary to shut down RStandard utility pole manufacturing for most of the year to date. As a result, RStandard pole revenues are modest, reflecting mostly sales from existing inventory.

The Company has focused considerable resources to support Global in establishing successful manufacturing operations in Ontario. Part of the Company’s support of Global includes the prepayment during the third quarter of $3,500 worth of utility poles to assist in financing Global’s start-up. It is expected that these advances will be repaid through product deliveries in the fourth quarter or from proceeds from Global’s financing scheduled to close during the fourth quarter. In connection with Global’s financing, RS has agreed to provide the lender guarantees of between $4,000 and $6,000 which are supported by the Company’s manufacturing equipment that is now located in Ontario and has a book value of approximately $6,300.

With the shift of manufacturing to Global now largely complete, RS has resumed deliveries to customers. The following milestones were recently met in the Company’s utility pole business:

•

Global started commercial production in August 2007 with one production shift;

•

Global added a second production shift in early October and plans to add a third during the fourth quarter;

•

domestic commercial shipments of RStandard utility poles resumed in September 2007; and

•

international shipments of RStandard poles resumed in October 2007, with multiple shipments scheduled through the fourth quarter.

During the fourth quarter, the Company expects steady increases in RStandard utility pole supply. Although initial production from Global is expected to be modest, increases in production are planned through the balance of the year as Global anticipates successfully achieving targeted productivity levels with three shifts on the first production cell. In addition, Global will be working towards installing, upgrading and commissioning the second production cell during the first quarter of 2008, with full production expected in the first half of 2008. These activities will allow RS to begin regular shipments to HD Supply Utilities, Ltd. for the North American market and to pursue international orders.

MD&A Page 2 of 10

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

In the third quarter and the first part of the fourth quarter 2007, RS continued to execute its business plan to initiate its RStandard roller tube (formerly VRoll™) business by:

•

completing the training of FMC Technologies, Inc. direct sales staff;

•

receiving certification for use of RStandard roller tubes in underground applications from the U.S. Mining Safety and Health Administration, adding a significant addressable market segment for the roller tube business line;

•

continuing, with FMC Technologies, Inc., to pursue customer-paid pilot sites for Link-Belt® composite conveyor idler rolls. Deliveries for the over 20 identified pilot sites are expected to be completed by year end with orders expected within 90 to 150 days of successful installations; and

•

recording its first revenue from RStandard roller tube sales during the quarter.

Completing the identified pilot installations of the Link-Belt Composite Conveyor Idler Rolls using RStandard roller tube is expected to position RS and FMC Technologies, Inc. to meet their goal of achieving significant market penetration during 2008.

RS’s focus for the balance of the year will remain on its RStandard pole and roller tube product lines with additional product development on hold until these existing products generate sufficient cash flow to fund new product development.

Selected Financial Information
Thousands of Canadian dollars except per share amounts
	Three months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Product revenue	102	2,059	292	3,228
EBITDA (1) (3)	(1,598)	(11,132)	(11,809)	(26,703)
Net loss	(3,120)	(12,794)	(17,474)	(31,472)
Net loss per share	(0.02)	(0.14)	(0.15)	(0.36)
Funds from operations (2) (3)	(3,290)	(9,968)	(11,629)	(26,344)

			September 30, 2007	December 31, 2006
Total assets			32,468	16,615
Total long-term liabilities			18,092	17,544
Working capital			18,274	(2,826)

(1)

EBITDA is earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is a widely used measure indicating the results of the Company’s operations before the effect of capital decisions.

(2)

Funds from operations is defined as “Cash used in operations”, as reflected in the Interim Consolidated Statements of Cash Flows before change in non-cash operating working capital.  Management believes that the presentation of this non-generally accepted accounting principle measure provides useful information about the Company’s ability to fund future operations.

(3)

EBITDA and funds from operations are not recognized measures under Canadian generally accepted accounting principles. Investors are cautioned that EBITDA and funds from operations should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows.  The Company’s method of calculating EBITDA and funds from operations may differ from other issuers and may not be comparable to similar measures presented by other issuers.

MD&A Page 3 of 10

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

The positive impact of RS’s extensive restructuring activities continues to show in the third quarter of 2007. EBITDA improved by $9,534 compared to the third quarter of 2006, due primarily to a decrease in manufacturing and product development costs of $5,245, a decrease in restructuring charges of $1,762 and gain from forward currency revaluation of $1,559 described below.

The majority of utility poles in the NAFTA region are purchased in U.S. dollars. Additionally, raw materials, the most significant manufacturing cost of RStandard poles, are also routinely purchased in U.S. dollars. As a result, the Company negotiated its raw materials contracts, its contract manufacturing agreement with Global and its distribution agreement with HD Supply Utilities, Ltd. in U.S. dollars to reduce the Companies economic exposure from the effects of foreign currency exchange rate changes. During the period, the Company signed a definitive agreement with Global, which included fixed U.S. dollar prices for the purchase of RStandard poles manufactured by Global and the sale of raw material to Global. Section 3855 – Financial Instruments – Recognition and Measurement requires that the Company revalue the embedded foreign currency component of this contract based on forward foreign currency exchange rates at each period end. The fair value calculated using notional quantities per the Global agreement, management estimates and third party information resulted in an unrealized forward currency gain of $1,559 for the quarter.  The fair value of the forward currency contracts will be determined quarterly resulting in a foreign exchange gain or loss recorded which will be dependent on the variability of forward exchange rates over the period. The effect of foreign currency movements on the contracts for the purchase of raw materials and the sale of RStandard poles to HD Supply Utilities, Ltd. are not reflected in this revaluation as this treatment is not permitted under generally accepted accounting principles because the contract is denominated in a currency in which a substantial party to the contract measures items in its financial statements.

As a result of the outsourcing of RStandard utility pole manufacturing to Global and personnel related costs reductions over the period, year-to-date EBITDA showed an improvement of $14,894 compared to the same period of 2006. Restructuring activities resulted in a decrease in manufacturing and product development costs and marketing and business development costs of $12,080 and $771 respectively. Restructuring charges decreased $1,589 year over year with the completion of all restructuring initiatives. These cost reductions were offset by an increase in general and administrative costs of resulting from $3,511 in non-cash charges related to stock-based compensation awards granted in June 2007.  Also, contributing to the improvement in EBITDA year over year is the gain on forward currency contracts of $1,559, described above.

Funds from operations during the third quarter of 2007 totalled $3,290.   Funds from operations decreased by $6,678 from the same period in 2006 as a result of RS’s extensive restructuring activities, as described elsewhere.

Year to date funds from operations totalled $11,629, including $1,063 related to debenture interest and $10,566 related to year to date operations.  Funds from operations decreased by $14,715 compared to the same period in 2006 as a result of the Company’s extensive restructuring activities.

Working capital increased from December 31, 2006 by $21,100 due to net financing proceeds of $33,308 from the common share offering in the first quarter offset by the use of $11,629 in cash to fund operations.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Revenues
Thousands of Canadian dollars
	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Product revenue	102	2,059	292	3,228
Other income	309	89	620	357
	411	2,148	912	3,585

Revenues for the third quarter of 2007 were modest resulting from the shut down of RStandard pole production in Calgary, AB and the focus on commissioning Global’s new RStandard pole manufacturing facility in Tilbury, ON during the year. Commercial shipments from the new RStandard pole production facility started in September 2007. Product revenue during the quarter represents sales of RStandard roller tubes to FMC Technologies, Inc. for use in Link-Belt composite conveyor idler rolls for identified pilot installations and sales of RStandard utility poles.

Other income in the third quarter of 2007 was comprised of $309 of interest income on cash and cash equivalents balance as well as on the prepayment balance to Global.

For the year to date other income is primarily comprised of interest income of $513 and a gain on the sale of discontinued product of $107.

Operating Expenses
Thousands of Canadian dollars	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Financing charges	1,056	1,028	4,036	3,044
General and administrative	1,740	1,639	7,545	5,619
Manufacturing and product development	1,380	6,625	4,575	16,655
Marketing and business development	361	793	1,685	2,456
Amortization of property, plant and equipment	466	634	1,629	1,725
Restructuring charges	6	1,768	180	1,769
Total Operating Expenses	5,009	12,487	19,650	31,268

MD&A Page 5 of 10

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Financing Charges

Financing charges for the third quarter 2007 were relatively consistent with the third quarter 2006.

Financing charges increased year to date over 2006 by $992 due to costs of $816 associated with the short-term bridge financing in the first quarter of 2007.  The Company also incurs interest charges on its convertible debenture.

General and Administrative

The general and administrative expenses for the third quarter 2007 were similar to the third quarter 2006.

General and administrative expenses for the first nine months of 2007 increased by $1,926 to $7,545 due to non-cash charges of $3,511 related to stock-based compensation awards (described below) offset by personnel-related cost reductions related to the Company’s restructuring.

During the first nine months of 2007 RS established, following shareholder approval, new stock option and restricted share unit plans, and entered into executive employment agreements with the chief executive officer and the chief financial officer.  These agreements provide the terms and conditions of employment for these executives, including base and incentive compensation; severance pay in the event of termination without just cause; modified vesting of certain unvested stock options and the one-time issuance of certain stock options and restricted share units.  As a result, 3,000,000 new options were issued to officers vesting over up to three years, 1,000,000 previously unvested options were changed to vest immediately and 824,000 restricted share units were granted which vested immediately. As a result, there was a non-cash charge to compensation expense of $3,328 in the second quarter.

Manufacturing and Product Development

Manufacturing and product development expenses decreased from $6,625 to $1,380 for the third quarter of 2007 due to the shut-down of RStandard pole manufacturing in Calgary, Alberta in February 2007 and related reductions in materials and labour costs that were being incurred during 2006 to establish production in Calgary.  Manufacturing and product development includes RStandard pole product development costs, RStandard composite roller tube manufacturing and development costs, and engineering and research and development overhead costs.

In the third quarter of 2007, RStandard pole product development costs were $545 compared to $5,600 in the same period of 2006.  RStandard utility pole product development costs in the period resulted from activities directed at product improvement, the commissioning of manufacturing at Global’s facility and the testing of product produced in Global's new manufacturing facility.

RStandard composite roller tube manufacturing and product development costs were $311 in 2007 compared to $nil in the same period of 2006.  RStandard composite roller tube costs relate to the development of various sizes and types of roller tubes required by the market, production of samples and product testing.  For example, during the period RS developed and produced product samples that increase the roller tube’s conductivity for use underground and developed two new roller sizes. The conductive tube and the new roller tube sizes open new market segments for the roller tube business line.

MD&A Page 6 of 10

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Engineering and research and development overhead costs were $524 in 2007 compared to $1,025 in the same period of 2006, with decreases due primarily to personnel-related cost reductions related to the Company’s restructuring.

Manufacturing and product development expenses decreased from $16,655 to $4,575 for the first nine months of 2007 due to the shut-down of RStandard pole manufacturing in Calgary, Alberta.  Year to date RStandard pole manufacturing and product development costs were $2,344 compared to $13,499 for the same period in 2006, RStandard composite roller tube manufacturing and product development costs were $662 compared to $nil for the same period in 2006 and engineering and research and development overhead costs were $1,569 compared to $3,156 for the same period in 2006.

Marketing and Business Development

Marketing and business development expenses decreased from $793 for the third quarter 2006 to $361 for the third quarter of 2007 due primarily to personnel-related cost reductions.  Marketing and business development expenses include costs for product and technical support provided to HD Supply Utilities, Ltd. and FMC Technologies, Inc. as well as other business development activities.

The year to date marketing and business development expenses decreased from $2,456 to $1,685 compared to the same period in 2006 as a result of personnel-related cost reductions.

Amortization of Property, Plant and Equipment

Amortization charges decreased by $168 to $466 in the third quarter of 2007 due to equipment sold or written off as a result of restructuring activity.

Amortization charges year to date decreased by $96 to $1,629 as a result of equipment sold or written off in the second quarter 2007 offset by depreciation of property, plant and equipment additions over the course of 2006 for the Calgary production facility.

Restructuring Charges

The Company undertook significant restructuring efforts in 2006 and early 2007. While the majority of related charges were recorded in 2006, charges related to personnel reductions of $6, lease costs related to surplus facilities of $103 and asset impairment of $71 were recorded in the first nine months of 2007.

MD&A Page 7 of 10

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from

December 31, 2005 to September 30, 2007:

	2007		2006				2005
	Sept	Jun	Mar	Dec	Sept	Jun	Mar	Dec
(thousands of Canadian dollars except per share amounts)
Product Revenue	102	54	136	1,124	2,059	353	816	505
EBITDA (1)	(1,598)	(6,499)	(3,712)	(9,087)	(9,363)	(8,943)	(6,627)	(6,462)
Net Loss	(3,120)	(8,063)	(6,291)	(11,939)	(12,794)	(10,589)	(8,089)	(7,604)
Basic and diluted loss per common share	$ (0.02)	$ (0.06)	$ (0.07)	$ (0.13)	$ (0.14)	$ (0.12)	$ (0.09)	$ (0.09)
Total cash and cash equivalents	14,790	21,464	26,094	1,199	4,040	11,074	13,246	17,960
Total assets	32,468	33,960	39,283	16,615	20,060	30,998	32,367	35,519
Total long-term debt (2)	17,113	16,790	16,474	16,702	16,241	15,838	15,431	15,017

(1) Earnings (loss) before interest, taxes, depreciation and amortization
(2) Total long term debt is comprised of the convertible debenture and National Research Council advances

Liquidity and Capital Resources

The Company's main source of cash flow for the period to date has been through the issuance of equity securities.  This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements.  The appropriateness of the going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities and commitments in the normal course of business.

RS entered fiscal 2007 with $1,199 in cash and raised net proceeds of $33,308 from the common share offering in the first quarter. Cash used in operations during the third quarter of 2007 totalled $3,290. In addition, RS prepaid $3,500 to Global during the period, which is expected to be repaid by product deliveries and cash during the fourth quarter of 2007.  The Company plans to finance its continuing operations from cash on hand until it reaches profitability.

Year to date cash used in operations totalled $11,629, including $1,063 related to debenture interest, and $10,566 related to year to date operations.

MD&A Page 8 of 10

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Commitments and Contractual Obligations

During the first nine months of 2007, the Company entered into a definitive agreement with Global, a corporation operating in Tilbury, Ontario. This agreement provides the framework whereby Global is responsible to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions for use in Global’s production of RStandard utility poles under license from the Company. The Company will provide a limited recourse guarantee to Global’s bank of between $4,000 and $6,000. The guarantee by the Company will be collateralized with the RStandard utility pole manufacturing equipment and related additions, and the guarantee would be called upon if Global fails to perform under its obligations to its bank.  In connection with this agreement, the Company agreed to pay Global the sum of $3,500 representing a prepayment for future product to be manufactured and delivered by Global to RS.  As at September 30, 2007 the entire $3,500 has been advanced to Global Composite Manufacturing.

Under this agreement, RS leased its existing two production cells with a net book value of approximately $6,300 to Global for a term of up to 10 years.  Global, through its own resources, has relocated and continues to upgrade the equipment.  RS will continue to own the equipment and any future additions, all related technology and all associated modifications.

During January 2007, the Company signed a five year agreement with HD Supply Utilities, Ltd. to be the exclusive distributor of RS’s RStandard transmission and distribution poles within Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean Islands.  The agreement includes an initial purchase order for RStandard poles with a value exceeding
US $50 million over two years after delivery start, subject to applicable terms and conditions.  First shipments were made in September 2007.

Controls and Procedures

There were no changes in RS’s internal control over financial reporting during the most recent quarter that have materially affected or are reasonably likely to materially affect RS’s internal control over financial reporting.

During the second quarter RS’s internal control over financial reporting was enhanced as a result of additional management reporting and increased skill set in financial reporting. For additional detail on the Company’s assessment of internal controls over financial reporting, refer to the management’s discussion and analysis for the year-ended December 31, 2006.

Critical Accounting Policies and Estimates

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as were used for the Company’s financial statements for the year ended December 31, 2006, with the exception of accounting policies relating to the newly issued accounting standards by The Canadian Institute of Chartered Accountants. These new accounting policies are as follows:

MD&A Page 9 of 10

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

a.

Financial Instruments – Recognition and Measurement (Section 3855):

Effective January 1, 2007, the Company adopted the new criteria for the recognition and measurement of financial instruments. This standard requires all financial instruments within its scope, including derivatives, to be included on a company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. As a result, the deferred financing costs previously presented separately on the Company’s balance sheet are now netted against the convertible debenture. This change in accounting policy resulted in a decrease of $98 to opening deficit due to the reversal of previously recorded amortization,  decreases in deferred financing costs of $597 and the carrying value of the Company’s convertible debentures of $695 at January 1, 2007.

b.

Hedging (Section 3865):

The new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

c.

Comprehensive Income (Section 1530):

Unrealized gains and losses on financial instruments that are held as available-for-sale and changes in the fair value of cash flow hedging instruments are recorded in comprehensive income, net of tax, until recognized in earnings. As of September 30, 2007, the Company does not have any comprehensive income.

d.

Two new Canadian accounting standards have been issued which, starting January 1, 2008, will require additional disclosure in the Company’s financial statements about the Company’s financial instruments as well as its capital and how it is managed.

e.

The Canadian Institute of Chartered Accountants issued new accounting standards for measurement and disclosure requirements for inventories, which are applicable for fiscal years beginning on or after January 1, 2008.  The Company does not expect any significant effect on its financial statements due to the application of these standards.

MD&A Page 10 of 10